Exhibit No. 12
FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Twelve Months Ended March 31

(dollars in millions)	2008	2007

Earnings, as defined:
Net income	$323	$336
Fixed charges, as below	200	158
Income taxes	147	190

Total earnings, as defined	$670	$684

Fixed Charges, as defined:
Interest on long-term debt	$166	$147
Other interest	30	8
Imputed interest factor in rentals — charged principally to operating expenses	4	3

Total fixed charges, as defined	200	158

Preferred dividends, as defined	2	2

Total fixed charges and preferred dividends combined	$202	$160

Ratio of Earnings to Fixed Charges	3.35	4.33

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.32	4.28